Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Nine Months Ended
September 30, 2015

Income before income and mining tax and other items	$1,158
Adjustments:
Fixed charges excluding capitalized interest	261
Amortization of capitalized interest	8
Dividends from equity affiliates	5
Earnings available for fixed charges	$1,432
Fixed Charges:
Net interest expense (1)	$248
Portion of rental expense representative of interest	15
Fixed charges added to earnings	263
Capitalized interest	28
Total Fixed Charges	$291
Ratio of earnings to fixed charges	4.92

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.